Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

One and one Cayman was incorporated in the Cayman Islands on April 17, 2024. We conduct our business through the VIEs, Yoda Metal and DL Metal in the Philippines. We primarily engage in recycling, production and trading of recycled scrap metals in the Philippines.

We are a waste materials and scrap metal recycling company in the Philippines. Our capabilities are underscored by our permitted capacity for metal recycling, measured in tons per year, and by the government-issued license that enables us to import hazardous waste (as raw materials) into the Philippines. We process raw materials and generate final products that include copper alloy ingot, aluminum scrapes, plastic beads, and others. We provide economical and flexible solutions to the challenges of electronic waste, metal scrap and industrial recycling. By providing lower-cost alternatives for processing recycled materials, we not only contribute to environmental sustainability but also highlight our role as a modern and specialized recycling company.

We have established an environmentally friendly technology that we believe sets us apart from competitors. Our exhaust gas recirculation system and exhaust emissions have been examined and approved annually by the Environmental Management Bureau (“EMB”) in the Philippines. Our exhaust gas recirculation system enhances process efficiency while minimizing and, in some cases, eliminating contamination. Through this system, we capture the ash and slag contained in the emissions for further metal recovery ad smelting, ensuring the exhaust we ultimately release meets all applicable standards. In contrast, competing technologies, such as table concentrators, cannot prevent pollution during the final stages of processing.

Due to our sustainable, environmentally friendly processes, we believe we are well-positioned to comply with heightened regulations across the globe.

We benefit from being fully authorized by the government to process hazardous wastes under the framework of The Basel Convention: A Global Solution for Controlling Hazardous Wastes.

We have a full suite of environmentally friendly devices and have complied with all governmental documentary requirements, including ECC, Permit to Operate, Discharge Permit, Import and Export Permit. As of June 30, 2025, our workforce consisted of 91 employees, including 7 engineers. Electronic waste and metal scraps from local and abroad (Korea, Japan, Southeast Asia, Europe, USA etc.) are carefully segregated and processed in compliance with the existing environmental laws, rules and regulations. Our annual processing capacity is estimated to be around 300,000 tons.

In 2025, the Company’s growth strategies will concentrate on geographically expanding into Southeast Asia and other international markets, establishing stable sources of raw materials from Japan and South Korea. We also expect to recruit an international business development team with well-rounded language skills and cultural expertise to strengthen our capabilities across Europe, America, and Asia.

Results of Operations

Comparison of the Six Months Ended June 30, 2025 and 2024

The following table sets forth key components of our results of operations during the six months ended June 30, 2025 and 2024, both in dollars.

One and one Green Technologies. INC
Consolidated Statements of Income and Comprehensive Income
For the Six Months Ended June 30, 2025 and 2024

	For the Six months ended June 30,
	2025 (Unaudited)	2024 (Unaudited)
Revenues	$28,129,714	$18,670,799
Cost of revenues	21,008,170	14,580,835
Gross profit	7,121,544	4,089,964

Operating expenses:
Selling and marketing expenses	249,558	162,891
General and administrative expenses	1,167,954	961,536
Total operating expenses	1,417,512	1,124,427

Income from operations	5,704,032	2,965,537

Other (expenses) income:
Interest income	307	3939
Other (expenses) income, net	(790,420)	151,997
Interest expenses	(3,013)	—
Total other (expenses) income	(793,126)	152,036
Income before income tax expenses	4,910,906	3,117,573
Income tax expenses	1,084,606	718,732
Net income	$3,826,300	$2,398,841

Weighted average shares outstanding
Basic and diluted*	52,000,000	52,000,000

Earnings per share
Basic and diluted*	$0.0736	$0.0461

Other comprehensive income (loss):
Net income	$3,826,300	$2,398,841
Other comprehensive income (loss):
Foreign currency translation adjustment	703,331	(923,742)
Total comprehensive income	$4,529,631	$1,475,099

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization (Note 1 to the consolidated financial statements) and the additional share issuance on pro rata basis (Note 12 to the consolidated financial statements).

Revenue

Our net revenue was $28,129,714 for the six months ended June 30, 2025 as compared to $18,670,799 for the six months ended June 30, 2024, representing an increase of $9,458,915 or 50.66%. The Company has three main product categories, brass ingot, copper ingot and aluminum. The Company achieved sales of brass ingot for $1,000,960 and $1,437,413 for the six months ended June 30, 2025 and 2024, respectively. The revenue of copper ingot are $18,510,036 and $8,242,906 for the six months ended June 30, 2025 and 2024, respectively. For aluminum alloy, the figures are $8,608,800 and $8,162,560 for the six months ended June 30, 2025 and 2024, respectively. In 2025, the Company experienced a notable increase in sales volume for its copper-based, primarily driven by stronger demand across key end markets in Asian-pacific region. In contrast, the sales volume of brass alloy and aluminum alloy declined during the same period, reflecting shifting demand within specific segments.

Cost of revenue

Our cost of revenue was $21,008,170 and $ 14,580,835 for the six months ended June 30, 2025 and 2024, respectively. The increase in cost of revenue was primarily driven by higher sales volume for the six months ended June 30, 2025, compared to the same period in 2024, resulting in a corresponding increase in costs.

Gross profit and gross margin

	For the Six months ended June 30,
	2025			2024
	Revenue (Unaudited)	Sales Quantity (kg)	Cost (Unaudited)	Revenue (Unaudited)	Sales Quantity (kg)	Cost (Unaudited)
Brass alloy ingots	1,000,960	176,700	811,016	1,437,413	238,320	1,168,882
Aluminum alloy	8,608,800	3,559,143	6,493,338	8,162,560	3,654,666	7,294,131
Copper alloy ingots	18,510,036	2,141,245	13,703,816	8,242,906	898,602	6,117,822
Slag	9,918	65,000	-	827,920	6,000	-
Total	28,129,714	5,942,088	21,008,170	18,670,799	4,797,588	14,580,835

Our gross profit was $7,121,544 for the six months ended June 30, 2025, as compared to gross profit of $4,089,964 for the six months ended June 30, 2024. Our gross margin was 25.32% for the six months ended June 30, 2025, as compared to gross margin of 21.91% for the six months ended June 30, 2024. The increase in margin for the six months ended June 30, 2025 was mainly due to the lower purchase price of copper alloy and aluminum alloy.

Operating expenses

Total operating expenses increased by $293,085 or 26.07% to $1,417,512 for the six months ended June 30, 2025 from $1,124,427 for the six months ended June 30, 2024.

Our selling expenses for the six months ended June 30, 2025 , increased by $86,667 compared to the corresponding period of the prior year. The increase in selling expenses was primarily driven by the increase in freight forwarding service fees, which resulted from a shift in product mix. While sales revenue increased due to higher prices and higher sales volumes of copper and brass alloy ingots, the overall shipment volume decreased as a result of lower aluminum alloy sales.

General and administrative expenses for the six months ended June 30, 2025, increased by $206,418 compared to the same period in 2024. The increase was primarily attributable to: (1) additional indirect listing-related expenses of approximately $354,000 were incurred in preparation for the planned IPO, including audit fees and consulting services; which were partly offset by (2) the reduction of the depreciation expenses and office expenses included in general and administrative expenses of approximately $102,000 in aggregate for the six months ended June 30, 2025.

Other (expenses) income

Our other expense was $790,420 for the six months ended June 30, 2025 as compared to other income of $151,997 for the six months ended June 30, 2024. The other (expenses) income, net, mainly consisted of currency exchange differences that arise from transactions denominated in currencies other than Philippine peso.

Net income

As a result of the cumulative effect of the factors described above, our net income for the six months ended June 30, 2025 and 2024 were $3,826,300 and $2,398,841, respectively.

Liquidity and Capital Resources

Comparison of the Six Months Ended June 30, 2025 and 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,
	2025 (Unaudited)	2024 (Unaudited)
Net cash (used in) provided by operating activities	$(1,732,472)	$355,244
Net cash used in financing activities	(25,516)	(231,737)
Effect of exchange rate changes on cash and cash equivalents	32,921	(39,563)
Net change in cash and cash equivalents	(1,757,988)	123,507
Cash and cash equivalents at the beginning of period	1,847,634	136,479
Cash and cash equivalents at the end of period	$122,567	$220,423

As of June 30, 2025 we had cash and cash equivalents of $122,567. To date, we have financed our operations primarily through our operation.

Company has no material cash requirement as of June 30, 2025. No capital expenditures were incurred for the six months ended June 30, 2025 and our operating cash flows are sufficient to support ongoing business operations. The Company currently has no interest-bearing debt. Should material investments or capital needs arise in the future, any such expenditures would be subject to the Board’s approval and, if necessary, supported by appropriately structured bank financing.

Operating Activities

Our net cash used in operating activities was $1,732,472 for the six months ended June 30, 2025, compared to $355,244 provided by operating activities for the same period in 2024. The decrease in net cash from operating activities was mainly attributable to the increase of inventories in the six months ended June 30, 2025 as compared to the six months ended June 30, 2024.

Financing Activities

Our net cash used in financing activities was $25,516 for the six months ended June 30, 2025, compared to $231,737 for the six months ended June 30, 2024. The net cash used in financing activities for the six months ended June 30, 2025 was mainly due to the payment of deferred offering costs.

Leases

Components of lease cost, weighted average remaining lease terms and discount rates of operating lease consist of the following:

	June 30, 2025 (Unaudited)	December 31, 2024
Lease assets and liabilities
Operating lease right-of-use assets, net	$242,913	$314,028
Operating lease liabilities - current	337,379	785,070
Operating lease liabilities - non current	—	—
Operating lease liabilities - total	337,379	785,070

	For the Six Months Ended June 30,
	2025 (Unaudited)	2024 (Unaudited)
Lease expenses
Operating lease expenses-General and administrative expenses	8,765	11,589
Operating lease expenses-Manufacturing costs	$71,102	$116,154
Total	$79,867	$127,743

Other Information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows - operating leases	$(465,891)	$94,193

Weighted average remaining lease term (in years)
Operating leases	1.50	2.28

Average discount rate
Operating leases	5.99%	6.00%

Operating Leases
Future minimum lease payments
Twelve months ended June 30,
2025	$337,379
Thereafter	—
Total	337,379
Less: interest	—
Present value of lease liabilities	$337,379

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Management Estimates

a)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for doubtful receivables arising from expected credit losses, economic lives and impairment losses for long-lived assets, discount rate used to measure present value of lease liabilities, estimate of the lease terms and valuation allowance for deferred tax assets. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

b)	Revenue Recognition

In accordance with ASC Topic 606, revenues are recognized when control of the contracted goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue is recognized upon the transfer of control of contracted goods or services to a customer.

Trading of recycled scrap metals and related

Revenues are generated from trading of recycled scrap metals and related.

The Company is the principal party in fulfilling the identified performance obligation as it controls the finished goods prior to the transfer to the customer, assumes the risks and rewards associated with the transactions, including bearing any associated costs and risks, bearing the risk of loss or damage to inventory, and bearing the credit risk associated with customers’ ability to pay for the goods. The revenue is recognized at a point in time which the Company delivers the finished goods to the customers for acceptance, which represents the performance obligation is satisfied and when the control is transferred to the customer.

Revenues are measured as the amount of consideration the Company expects to receive in exchange for transferring the finished goods to customers. Consideration is recorded net of value-added tax, and there is no variable consideration exists in the trading of the goods.

The Company did not have contract assets and liabilities as of June 30, 2025 and December 31, 2024. Contract liabilities are primarily related to deferred revenue resulting from cash payments received in advance from customers to protect against credit risk. The amounts of revenue recognized in the six months ended June 30, 2025 and 2024, that were included in the contract liabilities were $nil and $611,283, respectively.

c)	Cost of Revenues

Cost of revenues primarily consist of cost of goods sold which are manufactured by the Company.

d)	Income Taxes

The Company follows the guidance of ASC Topic 740 “Income taxes” and uses liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of income and comprehensive income in the period that includes the enactment date.

The Company uses a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, the impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.